

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2025

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
1340 Reynolds Ave, #120
Irvine, CA 92614

> **Re: Clean Energy Technologies, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-3**
> **Filed June 23, 2025**
> **File No. 333-275127**

Dear Kambiz Mahdi:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-3 filed June 23, 2025
The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering..., page 12

1. We note your response to prior comment 2 and reissue it in part. Please revise your disclosure here and in your risk factor at page S-8 to disclose whether the majority of your revenues are derived from your natural gas trading operations in China.

Risk Factors
We may not be able to satisfy the continued listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq, page 15

2. Please update your disclosure in this section. For instance, you state that the Nasdaq rules provided the Company a compliance period of 180 calendar days from the date

of the notice (or until May 5, 2025) in which to regain compliance with the Minimum Bid Price Requirement; and that Nasdaq provided the Company an extension of until June 3, 2025, to regain compliance with the Annual Shareholder Meeting Requirement.

Selling Stockholder, page 27

3. We note your disclosure that, as of December 23, 2024, you entered into an amendment to the November Note, pursuant to which the maturity date of the November Note was extended to January 23, 2025, and you agreed to (i) issue the Selling Stockholder an additional 50,000 shares of your common stock as additional commitment shares (the "Additional Commitment Shares"), and (ii) register the Selling Stockholder's commitment shares in your next registration statement. Please revise your disclosure to clarify, if true, that the Additional Commitment Shares are issued and outstanding such that they are registerable for resale at this time.

4. We note your disclosure that you believe Jack Bodenstein is the beneficial owner of shares held in the name of or beneficially owned by Coventry Enterprises LLC. Please advise us why natural person disclosure cannot be provided for Coventry Enterprises LLC.

Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lance Brunson